Darren DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR

June 19, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Christine Westbrook

Ms. Bonnie Baynes

Ms. Angela Connell

Re:                             Dova Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 2, 2017

Amendment No. 1 to Registration Statement on Form S-1

Filed June 9, 2017

File No. 333-218479

Ladies and Gentlemen:

On behalf of our client, Dova Pharmaceuticals, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2017 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1, as amended on June 9, 2017 (the “Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended Registration Statement and a copy marked to show all changes from Amendment No. 1 to the Registration Statement filed on June 9, 2017.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Prospectus Summary

Our Strategy, page 4

1.                                      Your statement that you anticipate potential FDA approval in the second half of 2018 is overly speculative. Please remove it from the prospectus and any written communications presented to potential investors in reliance upon Section 5(d) of the Securities Act.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 89, 97 and 106 of the Amended Registration Statement.

Business

Our solution: avatrombopag, page 92

2.                                      We note your response to comment 7 and reissue our comment. Your characterization of your safety profile as “favorable” is a conclusion that is within the FDA’s authority to make. You may describe your clinical results but you should not draw conclusions about the safety of your product candidate. We will not object to statements that the product candidate was well tolerated, that trial participants experienced no serious adverse events, etc.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 107 of the Amended Registration Statement.

*   *   *   *

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8034 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Darren DeStefano

Darren DeStefano

cc:                                Alex Sapir, Dova Pharmaceuticals, Inc.

Douglas Blankenship, Dova Pharmaceuticals, Inc.

Divakar Gupta, Cooley LLP

Mark Ballantyne, Cooley LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP